

February 17, 2011

Greg Halpern
President, CEO & Board Member
So Act Network, Inc.
10685-B Hazelhurst Drive #6572
Houston, Texas 77043

> **Re: So Act Network, Inc.**
> **Information Statement on Schedule 14C**
> **Filed February 8, 2011**
> **File No. 000-51886**

Dear Mr. Halpern:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment of Articles of Incorporation to Change the Name of the Company, page 3

1.   Please provide more detailed disclosure regarding the purpose of the name change. We note a news release dated February 11, 2011, stating that you have changed the focus of your business operations and appointed a new CEO, John Blaisure. If true, please disclose this information and describe the new business operations of the company. Please refer to Item 19 of Schedule 14A.

Security Ownership of Certain Beneficial Owners and Management, page 5

2.   Please revise this table to include information regarding John Blaisure's share ownership and to update Greg Halpern's share ownership. Additionally, please revise to provide the required disclosure pursuant to Item 6 of Schedule 14A, such as disclosing the shares owned by directors and executive officers of the registrant as a group and the number of shares outstanding as of the most recent practicable date. Please see Item 403 of Regulation S-K.

Effective Date of Name Change, page 5

3.   As it appears that Mr. Halpern is no longer your CEO, please update the signature or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Phil Rothenberg, Staff Attorney, at (202) 551-3466 or, in his absence, the undersigned at (202) 551-3457 with any questions.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel